Annual Shareholder Meeting Results

PIMCO Income Strategy Fund II held their annual meetings of shareholders on June 30, 2016. Shareholders voted as indicated below.

PIMCO Income Strategy Fund II

Re election of Deborah A. DeCotis Class II to serve until the annual meeting for the 2018 2019 fiscal year

            Withheld
Affirmative Authority
50,931,767  1,622,684

Re election of Bradford K. Gallagher(1) Class II to service until the annual meeting for the 2018 2019 fiscal year

3,502       31

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Hans W. Kertess, James A. Jacobson, William B. Ogden, IV, Alan Rappaport, Craig A. Dawson and John C. Maney continued to serve as Trustees of the Fund.

(1) Preferred Shares Trustee